UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Best Buy Retirement Savings Plan

Richfield, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 27, 2022

We have served as the auditor of the Plan since 2005.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020

	2021	2020
ASSETS
Participant-directed investments:
Investments at fair value (see Note 3)	$2,686,672,858	$2,275,830,879
Investments at contract value (see Note 4)	158,572,136	196,115,618
Total investments	2,845,244,994	2,471,946,497

Receivables:
Notes receivable from participants	9,564,790	13,414,033
Participant contributions receivable	4,037,291	-
Employer contributions receivable	1,752,228	-
Total receivables	15,354,309	13,414,033

Total assets	2,860,599,303	2,485,360,530

LIABILITIES
Excess contributions payable	-	5,363,980

NET ASSETS AVAILABLE FOR BENEFITS	$2,860,599,303	$2,479,996,550

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

	2021	2020
ADDITIONS
Contributions:
Participant	$144,593,936	$122,560,191
Employer	69,526,000	39,533,881
Rollovers	9,492,192	3,905,719
Total contributions	223,612,128	165,999,791

Investment income:
Net appreciation in fair value of investments	349,497,747	305,303,333
Interest and dividend income	4,588,936	7,456,387
Investment income, net	354,086,683	312,759,720

Interest income on notes receivable from participants	518,400	623,449

Total additions	578,217,211	479,382,960

DEDUCTIONS
Benefits paid to participants	(193,161,368)	(256,186,568)
Administrative expenses	(4,453,090)	(4,727,017)
Total deductions	(197,614,458)	(260,913,585)

INCREASE IN NET ASSETS	380,602,753	218,469,375

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,479,996,550	2,261,527,175

End of year	$2,860,599,303	$2,479,996,550

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

1.  Description of the Plan

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. (“Best Buy”) and subsidiaries (the “Company”) may participate after reaching the age of 18. No minimum period of service is required.

The Benefits Committee (“Plan administrator”) is appointed by a committee of the Board of Directors of the Company and has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Voya Financial serves as the Plan recordkeeper. State Street Bank and Trust serves as the Plan trustee. There were no changes made to the investment options of the Plan other than described within the Investments section, below. The Plan is subject to the provisions of ERISA.

During Plan year 2020, the U.S. Congress enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which among other things, included temporary provisions that impacted retirement plan withdrawal and loan provision rules for qualified participants during 2020. A participant was considered qualified if they were diagnosed with COVID-19,  had a spouse or dependent diagnosed with COVID-19, or experienced “adverse financial consequences” as a result of quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of childcare or other factors due to the COVID-19 pandemic. The various provisions of the CARES Act that were adopted by the Company are described, where applicable, in the sections that follow.

Contributions - Each year, participants may contribute up to 50% of their annual compensation through pre-tax contributions, after-tax Roth contributions or a combination of the two contribution types as defined by the Plan, subject to the Code limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the Company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

In Plan year 2020, in light of the uncertainty surrounding the impact of the COVID-19 pandemic and to maximize liquidity, the Company elected to temporarily suspend the Company match from June 1, 2020, through November 6, 2020. In addition, effective June 1, 2020, through December 31, 2020, a contribution cap of 10% was placed on highly compensated individuals, defined as those individuals earning more than $125,000 in 2019. No such policies were in place for Plan year 2021.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, as well as allocations of Plan earnings and losses. Participants’ accounts are also charged with an administrative expense to cover expenses paid by the Plan.  Charges are a flat monthly rate plus any service fees based on specific participant transactions, as defined in the Plan agreement. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan, including cash and cash equivalents, the Best Buy Co., Inc. stock fund, common stocks, pooled funds and a stable value fund.

On February 19, 2021, Best Buy’s LifeCycle Funds changed the underlying investment funds under a new investment manager, State Street Global Advisors (“SSGA”) and were renamed Target Date Funds.

On August 27, 2021, the new SSGA 2065 Target Date Fund was added to the Plan and the remaining Target Date Funds completed their transition to the SSGA off-the-shelf Target Date Funds.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested. During Plan year 2020 from June 1, 2020, through November 6, 2020, the Company elected to temporarily suspend the Company match. The Company match fully resumed after that period and was effective for all of Plan year 2021.

Notes Receivable From Participants -  Employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions.

During Plan year 2020, effective April 20, 2020, through September 22, 2020, the Company adopted a provision of the CARES Act that allowed a qualified participant to request a loan from the Plan for a minimum of $1,000 and up to a maximum of the lessor of 100% of their vested balance or $100,000 to be repaid over a period of five years.

During Plan year 2020, effective April 20, 2020, through November 30, 2020, the Company also adopted a provision of the CARES Act that allowed a qualified participant with an outstanding loan from the Plan as of March 27, 2020, to elect to delay any repayments due between April 20, 2020, through December 31, 2020. Approximately $1,600,000 in loan payments were elected to be delayed. Payments recommenced and loans were re-amortized, including any interest accrued during the period of delay.

At December 31, 2021,  notes receivable from participants matured through November 2, 2029, with interest rates ranging from 4.25% to 9.25%.

Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant has options to withdraw or leave funds within the Plan if their balance is over $1,000. Participants may also withdraw some or all of their account balances prior to termination in limited circumstances, subject to Plan terms. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination.

During Plan year 2020, effective April 20, 2020, through December 31, 2020, the Company adopted a provision of the CARES Act that allowed a qualified participant to withdraw up to $100,000 from their retirement account without penalty regardless of their age. For three years following the date of the CARES Act distribution, the participant has the option to repay the full amount of the distribution. Repayments are treated as rollover contributions to the Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value or net asset value, as disclosed in Note 3, Fair Value Measurements,  except for the investment contract stated at contract value, as disclosed in Note 4, Stable Value Fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2021, or December 31, 2020.

Payment of Benefits  - Benefits are recorded when paid. At December 31, 2021, and December 31, 2020, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation of fair value of investments. Plan participants were charged $3.25 per month for Plan years ended December 31, 2021, and December 31, 2020.

Excess Contributions Payable -  Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction in contributions. The Plan distributed the 2020 excess contributions to the applicable participants prior to March 15, 2021. There were no excess contributions related to the Plan year ended December 31, 2021.

Subsequent Events - Plan management identified an event to be disclosed subsequent to December 31, 2021, through June 27, 2022,  the date the financials were available to be issued. See Note 9, Subsequent Events, for additional information.

3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy as defined under FASB Accounting Standards Codification 820,  Fair Value Measurements, are described as follows:

Level 1 – Inputs to valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of observable inputs.

The Plan’s assets recorded at fair value were as follows:

		Fair Value At
	Fair Value Hierarchy	December 31, 2021	December 31, 2020
Cash and cash equivalents	Level 1	$10,024,418	$11,275,982
Best Buy Co., Inc. stock fund	Level 1	126,540,956	124,004,825
Common stocks	Level 1	68,256,166	61,538,561
Stable value fund	Level 1	7,356,705	8,967,863
		212,178,245	205,787,231
Pooled funds(1)	NAV	2,474,494,613	2,070,043,648
		$2,686,672,858	$2,275,830,879

(1) Certain investments that are measured at fair value using the net asset value per share (“NAV”)  (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as Investments at fair value in the Statements of Net Assets Available for Benefits.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021, and December 31, 2020.

Cash and cash equivalents - Classified as Level 1 as investments are comprised of money market funds with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Best Buy Co., Inc. stock fund - This is a unitized stock fund consisting primarily of Best Buy common stock and cash for daily liquidity purposes. It is classified as Level 1, as the total fair value of the fund is equal to the quoted market value of total common stock plus the carrying amount of cash, which approximates fair value.

Common stocks - Classified as Level 1 as stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund  - Represents the portion of the Galliard Stable Value fund invested in highly liquid assets used for daily liquidity needs and is classified as Level 1 as it is traded and valued at quoted market prices. See Note 4, Stable Value Fund, for additional information.

Pooled funds - Not classified in the fair value hierarchy as they are valued using the NAV (or its equivalent), based on the value of the underlying assets owned by the fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments measured at NAV include common collective trusts and pooled separate accounts. The unit price of the investments is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. There were no unfunded commitments for the periods presented.

4.  Stable Value Fund

The Plan holds investments in the Galliard Stable Value Fund (the “Fund”). The Fund is exclusively managed for the Plan and all underlying investments are held directly by the Plan. The Fund primarily invests in security-backed (synthetic) investment contracts that meet the fully benefit‐responsive investment contract (“FBRIC”) criteria and, therefore, are reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The Fund also invests in Wells Fargo/BlackRock Short-term Investment Fund S, which invests in highly liquid assets used for daily liquidity needs, and therefore is reported at fair value. See Note 3, Fair Value Measurements, for additional information.

Synthetic investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is owned directly by the Plan. The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

If the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	material amendments to the Plan’s structure or administration;
•	complete or partial termination of the Plan, including a merger with another plan;
•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•

the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;
•	changes to competing investment options; and
•	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.

At this time, the occurrence of any such market value adjustment event is not probable.

5.  Related-Party and Party-in-Interest Transactions

Best Buy Co., Inc. stock fund – Activity related to the common stock of Best Buy was as follows:

	2021	2020
Number of common shares purchased	115,000	87,800
Cost of common shares purchased	$12,398,846	$6,376,238
Number of common shares sold	120,395	242,265
Market value of common shares sold	$14,103,053	$22,129,951
Cost of common shares sold	$4,650,109	$8,411,330

Investment management – State Street Bank and Trust is the trustee of the Plan and manages the Target Date Funds and the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Notes receivable from participants – Notes receivable from participants are secured by the vested balances in the participants’ accounts.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants will remain 100% vested in the Company’s contributions.

7. Tax Status

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Code, and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Reconciliation of Financial Statements to Form 5500

Reconciliations of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2021, and December 31, 2020, were as follows:

	2021	2020
Net assets available for benefits per financial statements	$2,860,599,303	$2,479,996,550
Deemed loan activity	(271,899)	-
Excess contributions payable	-	5,363,980
Net assets available for benefits per Form 5500	$2,860,327,404	$2,485,360,530

	2021	2020
Increase in net assets per financial statements	$380,602,753	$218,469,375
Deemed loan activity	(271,899)	-
Excess contributions payable	(5,363,980)	5,363,980
Net income per Form 5500	$374,966,874	$223,833,355

9. Subsequent Events

On January 3, 2022, the GreatCall, Inc. and Critical Signal Technologies, Inc. 401(k) plans were merged into the Plan. As a result, net assets of $35,545,357 were transferred into the Plan.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 55-0805038)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Description of Investment		Total Shares (if applicable)	Current Value
	CASH AND CASH EQUIVALENTS:
*	SSGA Government Money Market Fund		$10,024,418

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	1,230,401	126,540,956

	COMMON STOCKS:
	ACV Auctions In.	53,290	1,003,979
	ABM Industries Inc.	16,351	667,938
	AMN Healthcare Services Inc.	6,884	842,099
	Abiomed Inc.	1,023	367,435
	Agios Pharmaceuticals Inc.	10,896	358,150
	Alight Inc.	12,837	138,765
	Anaplan Inc.	9,063	415,558
	Arvinas Inc.	4,311	354,074
	Axogen Inc.	33,276	311,794
	Bank Ozk	9,980	464,378
	Belden Inc.	9,468	622,343
	C4 Therapeutics Inc.	10,332	332,701
	C.H. Robinson Worldwide Inc.	13,176	1,418,102
	Canada Goose Holdings Inc.	14,907	552,455
	Cano Health	62,343	555,477
	Caredx Inc.	11,525	524,172
	Cargurus Inc.	17,582	591,474
	Carter S Inc.	4,064	411,330
	Cimpress PLC	7,151	512,080
	Clean Harbors Inc.	8,857	883,663
	Consensus Cloud Solution	5,924	342,796
	Cooper Cos Inc.	919	384,917
	8X8 Inc.	55,238	925,783
	Euronet Worldwide Inc.	8,066	961,191
	Exact Sciences Corp.	2,366	184,129
	Farfetch Ltd	9,903	331,067
	Forward Air Corp.	8,014	970,428
	Fox Factory Holding Corp.	2,486	422,902
	Frontdoor Inc.	40,546	1,486,015
	Generac Holdings Inc.	3,666	1,290,156
	Globalfoundries, Inc.	15,644	1,016,371
	Grand Canyon Education Inc.	11,827	1,013,682
	Graphic Packaging Holding Co.	26,409	514,978
	Hanesbrands Inc.	80,970	1,151,438
	HealthEquity Inc.	13,829	611,812
	Heartland Express Inc.	16,458	276,828
	Henry Schein Inc.	8,494	658,519
	Heron Therapeutics Inc.	27,872	254,474
	Hologic Inc.	10,398	796,078
	John Bean Technologies Corp.	2,318	355,986
	Kirby Corp.	16,588	985,646
	KnowBe4 Inc.	17,152	393,476
	Kodiak Sciences Inc.	5,739	486,586
	LPL Financial Holdings Inc.	6,000	960,614
	Mandiant Inc.	24,431	428,518
	Matson Inc.	21,912	1,972,765
	Mednax Inc.	18,004	489,900
	Merit Medical Systems Inc.	20,283	1,263,642
	Middleby Corp.	6,139	1,207,927

Mimecast Ltd	9,133	726,732
Momentive Global Inc.	40,745	861,766
N Able Inc.	53,764	596,784
Nevro Corp.	4,950	401,307
New Relic Inc.	9,973	1,096,643
Omnicell Inc.	3,026	545,926
On Semiconductor Corp.	26,482	1,798,655
Polaris Inc.	2,623	288,272
Precision Biosciences Inc.	17,069	126,314
Privia Health Group Inc.	17,875	462,423
Quidel Corp.	5,961	804,675
Relay Therapeutics Inc.	12,179	374,017
Ritchie Bros Auctioneers	24,520	1,500,864
Sally Beauty Holdings Inc.	93,100	1,718,630
Sensata Technologies Holding	34,172	2,108,087
Shutterstock Inc.	3,091	342,763
Skechers USA Inc.	45,657	1,981,519
Smartsheet Inc.	7,014	543,263
Solarwinds Corp.	23,015	326,586
Sotera Health Co.	28,033	660,181
Sportradar Group AG	24,398	428,682
Springworks Therapeutics Inc.	3,834	237,633
Steris PLC	10,287	2,503,908
Sterling Check Corp.	17,462	358,147
Sumo Logic Inc.	33,537	454,759
Syneos Health Inc.	11,475	1,178,226
Talis Biomedical Corp.	18,931	75,915
Tennable Holdings Inc.	9,728	535,734
Tennant Co .	13,178	1,067,924
Trimble Inc.	15,202	1,325,419
Trinet Group Inc.	19,365	1,844,748
2U Inc.	47,489	953,097
Under Armour Inc.	28,611	516,142
Veracyte Inc.	16,172	666,282
Viking Therapeutics Inc.	38,936	179,107
Vroom Inc.	32,528	350,977
Wisdomtree Investments Inc.	115,592	707,425
Woodward Inc.	3,420	374,371
Zendesk Inc.	12,190	1,271,310
Ziprecruiter Inc.	21,023	524,310
Ziff Davis Inc.	17,771	1,970,056
Total common stocks		68,256,166

POOLED FUNDS:
BlackRock Equity Index Fund		716,901,549
BlackRock Extended Equity Index Fund		268,216,460
BlackRock MSCI ACWI EX US Index		175,659,905
BlackRock U.S. Debt Index		28,019,999
MFS International Equity Fund		144,696,535
Prudential Core Plus Bond Fund		185,350,653
Target Date Income		40,703,482
Target Date 2020		25,432,996
Target Date 2025		55,257,980
Target Date 2030		68,177,415
Target Date 2035		96,344,713
Target Date 2040		117,865,609
Target Date 2045		149,485,324
Target Date 2050		214,156,432
Target Date 2055		117,355,333
Target Date 2060		69,932,388
Target Date 2065		937,840
Total pooled funds		2,474,494,613

	STABLE VALUE FUND:
	Security-Backed (Synthetic) Investment Contracts:
	Wells Fargo Fixed Income Fund A (Galliard)	49,248,155
	Wells Fargo Fixed Income Fund F (Galliard)	49,369,325
	Wells Fargo Fixed Income Fund L (Galliard)	64,947,801
	Wrapper contracts	(4,993,145)
	Total security-backed (synthetic) investment contracts	158,572,136
	Collective Investment Trust:
	Wells Fargo/BlackRock Short Term Investment Fund S	7,356,705
	Total stable value fund	165,928,841

*	NOTES RECEIVABLE FROM PARTICIPANTS, 4.25%–9.25% interest rate range and maturity dates through November 2, 2029	9,564,790

	TOTAL INVESTMENTS	$2,854,809,784

* Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 27, 2022	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, HR Rewards

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm